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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)
                                ---------------

                      GLOBAL INDUSTRIAL TECHNOLOGIES, INC.
                           (Name of Subject Company)

                         ------------------------------

                             HEAT ACQUISITION CORP.
                                      AND
                                     RHI AG
                                   (Bidders)

                         ------------------------------

                    COMMON STOCK, PAR VALUE $0.25 PER SHARE
                         (Title of Class of Securities)

                         ------------------------------

                                   379335102

                     (CUSIP Number of Class of Securities)

                         ------------------------------

                              DR. GEORG OBERMEIER
                            CHIEF EXECUTIVE OFFICER
                                     RHI AG
                                MOMMSENGASSE 35
                             A-1040 VIENNA, AUSTRIA
                                 43-1-50213-123

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                         ------------------------------

                                   COPIES TO:
                            ROBERT A. PROFUSEK, ESQ.
                           JONES, DAY, REAVIS & POGUE
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 326-3939

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    This Amendment No. 1 amends the Tender Offer Statement on Schedule 14D-1
(the "Statement") filed by RHI AG, an Austrian stock corporation ("Parent"), and Heat Acquisition Corp., a Delaware corporation and an indirect, wholly owned subsidiary of Parent ("Purchaser"), relating to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.25 per share (together with the associated preferred share purchase rights issued pursuant to the Rights Agreement, dated October 31, 1995, as amended, between Global Industrial Technologies, Inc., a Delaware corporation ("the Company"), and The Bank of New York, the "Shares"), of the Company at a purchase price of $13.00 per Share, net to the seller in cash.

    Except as otherwise indicated herein, the information set forth in the Statement remains unchanged, and each capitalized term used herein and not defined herein has the meaning ascribed to such term in the Statement.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    The information set forth in Item 4(a) is hereby amended and supplemented by the following:

    On July 30, 1999, in accordance with the terms of the Merger Agreement, Parent paid the Company $5.0 million and notified the Company in writing of Parent's determination to extend the Financing Termination Time (as such term is defined in the Merger Agreement) to 5:00 p.m. (New York City time) on October 31, 1999.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    The information set forth in Item 9(a) is hereby amended and supplemented as follows:

    On August 4, 1999, Parent issued a press release announcing certain sales and earnings data for the quarter ended June 30, 1999, the full text of which is set forth in Exhibit (a)(9) attached hereto and is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

    The information set forth in Item 10(b) is hereby amended and supplemented as follows:

    The first paragraph in Section 2 of the Offer To Purchase ("Acceptance for Payment and Payment for Shares") is restated to read as follows:

        Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment (and thereby purchase) and pay for Shares that are validly tendered and not properly withdrawn prior to the Expiration Date, as soon as practicable after the Expiration Date. Subject to the applicable rules of the Commission and the terms of the Merger Agreement, Purchaser expressly reserves the right to delay acceptance for payment of, or payment for, Shares in order to comply, in whole or in part, with any other applicable law, regulation or order.

    The first paragraph in Section 14 of the Offer To Purchase ("Certain Conditions of the Offer") is restated to read as follows:

        Notwithstanding any other provisions of the Offer and subject to (and not in limitation of) Purchaser's rights or obligations with respect to extending and amending the Offer pursuant to the terms of the Merger Agreement, Purchaser will not be required to accept for payment, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), and may delay the acceptance for payment of or, subject to the restriction referred to above, any tendered Shares, and subject to the terms of the Merger Agreement, may amend or terminate the Offer, if (i) any applicable waiting period under the HSR Act or any applicable laws regulating competition, antitrust, investment or exchange controls in Germany and Mexico shall not have expired or not have been terminated prior to the expiration of the Offer, (ii) the Minimum Condition shall not have been satisfied or waived (pursuant to the Merger Agreement) prior to the expiration of the Offer, or (iii) at any time on or after the date of the Merger Agreement and before the time of acceptance of Shares for payment pursuant to the Offer, any of the following events shall have occurred and be continuing:

    In addition, the information set forth in Items 10(b), (c) and (f) is hereby amended and supplemented by the following:

    On August 4, 1999, Parent, as the ultimate parent entity of Purchaser, received a request for additional information (a "Second Request") from the FTC under the HSR Act. Unless earlier terminated, the Second Request extends the waiting period under the HSR Act until 11:59 p.m. (New York City time) ten calendar days after substantial compliance by Parent with such request. The expiration of such waiting period is a condition to the Offer, and accordingly, the Offer may not be consummated until such time.

    On August 6, 1999, Parent issued a press release with respect to the Second Request, the full text of which is set forth in Exhibit (a)(10) attached hereto and is incorporated herein by reference. In addition, in its August 6, 1999 press release, Parent announced the extension of the Expiration Date. The Offer is hereby amended so that the Expiration Date is 12:00 Midnight, New York City time, on September 30, 1999.

    The seventh paragraph in Section 7 of the Offer To Purchase ("Certain Information Concerning the Company") is restated to read as follows:

        The Company Forecasts are included in this Offer To Purchase solely because such information was provided to Parent during the course of its evaluation of the Company. To Parent's and Purchaser's knowledge, the Company does not make public projections or forecasts of its anticipated financial position or results of operations as a matter of course. The reports of PricewaterhouseCoopers LLP incorporated by reference in this Offer To Purchase relate to the historical financial information of the Company, do not extend to the Company Forecasts, and should not be read to do so. The Company has informed Parent and Purchaser that the Company Forecasts were not prepared with a view towards public disclosure, and none of the Parent, Purchaser, the Dealer Manager, the Information Agent or any of their respective representatives assumes any responsibility for the validity, reasonableness, accuracy or completeness of the Company Forecasts. Accordingly, the Company has made no representations to Parent or Purchaser regarding such information. None of Parent, Purchaser or the Company anticipates that it will, and each of Parent, Purchaser and the Company disclaims any obligation to, furnish updated forecasts or projections to any person, cause such information to be included in documents required to be filed with the Commission or otherwise make such information public (irrespective in any such case of whether the Company Forecasts, in light of events or developments occurring after the time at which they were originally prepared, shall have ceased to have a reasonable basis).

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

*(a)(1)    Offer To Purchase, dated July 16, 1999
*(a)(2)    Letter of Transmittal
*(a)(3)    Notice of Guaranteed Delivery
*(a)(4)    Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
           Nominees
*(a)(5)    Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
           Companies and Other Nominees
*(a)(6)    Guidelines for Certification of Taxpayer Identification Number on Substitute Form
           W-9
*(a)(7)    Form of Summary Advertisement, dated July 19, 1999
*(a)(8)    Text of Joint Press Release of Parent and the Company, dated July 12, 1999
 (a)(9)    Text of Press Release of Parent, dated August 4, 1999
 (a)(10)   Text of Press Release of Parent, dated August 6, 1999
 (b)       Not applicable
*(c)(1)    Agreement and Plan of Merger, dated July 12, 1999, among Parent, Purchaser and the
           Company
 (d)       Not applicable
 (e)       Not applicable
 (f)       Not applicable

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*   Previously filed.

                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                HEAT ACQUISITION CORP.

                                By:  /s/ JAKOB MOSSER
                                     -----------------------------------------
                                     Name: Jakob Mosser
                                     Title: President

                                RHI AG

                                By:  /s/ JAKOB MOSSER
                                     -----------------------------------------
                                     Name: Jakob Mosser
                                     Title: Member of Management Board

Dated: August 6, 1999

                                 EXHIBIT INDEX

EXHIBIT                                                  DESCRIPTION
---------  --------------------------------------------------------------------------------------------------------
*(a)(1)    Offer To Purchase, dated July 16, 1999
*(a)(2)    Letter of Transmittal
*(a)(3)    Notice of Guaranteed Delivery
*(a)(4)    Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
*(a)(5)    Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
           Nominees
*(a)(6)    Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
*(a)(7)    Form of Summary Advertisement, dated July 19, 1999
*(a)(8)    Text of Joint Press Release of Parent and the Company, dated July 12, 1999
 (a)(9)    Text of Press Release of Parent, dated August 4, 1999
 (a)(10)   Text of Press Release of Parent, dated August 6, 1999
 (b)       Not applicable
*(c)(1)    Agreement and Plan of Merger, dated July 12, 1999, among Parent, Purchaser and the Company
 (d)       Not applicable
 (e)       Not applicable
 (f)       Not applicable

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*   Previously filed.